FOR IMMEDIATE RELEASE               CONTACT:  Wendy Hall
April 30, 2001                                Halliburton Company
                                              Tel 713.676.5227
                                              Wendy.hall@halliburton.com

                                              Rod Hotz
                                              Landmark Graphics Corp.
                                              Tel 281.368.5766
                                              rhotz@lgc.com

                                              Pamela Griffin
                                              Magic Earth, Inc.
                                              Tel 832.200.4706
                                              pgriffin@magic-earth.com


        Halliburton Announces Definitive Agreement to Acquire Magic Earth

  - Strategic move brings together Landmark Graphic's integrated suite of E&P software solutions with Magic Earth's innovative
      3-D visual interpretation and data mining technology and services -


DALLAS, Texas - Halliburton Company (NYSE: HAL), today announced that a Halliburton subsidiary has signed a definitive agreement to acquire Magic Earth, Inc., a leading 3-D visualization and interpretation technology company with broad applications in the area of data mining. The agreement is subject to various regulatory and other approvals.
     Adding Magic Earth to the Halliburton family of companies will further enhance Halliburton's suite of integrated software solutions for the energy industry and grow its information products and services business. Magic Earth's dynamic visual interpretation technology provides a quantum improvement in oil and gas exploration by revolutionizing the 3-D seismic interpretation workflow process. Magic Earth will utilize Landmark's established sales distribution

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Halliburton Announces Definitive Agreement to Acquire Magic Earth / Pg. 2

channels around the world. Landmark and Magic Earth will collaborate and integrate key technologies to further accelerate the rate of innovation and delivery of value-added solutions across the entire exploration and production spectrum.
     Under the agreement, Halliburton will acquire Magic Earth in a stock-for-stock transaction valued at $100 million. Magic Earth will become a wholly owned subsidiary of Halliburton, and operate as a separate business unit. The company will continue to provide its customers with the highest quality products and services while drawing on the strengths of Landmark's global marketing and sales presence.
     "In order to capture value early in the reservoir life cycle, our customers continue to need improved speed in their workflows," said Dave Lesar, chairman, president and CEO of Halliburton. "The acquisition and integration of Magic Earth's software with the Landmark data infrastructure and other leading software tools will provide best-in-class solutions unparalleled in the industry. This strategic acquisition is not expected to be dilutive to earnings in 2001, and is expected to be accretive next year."
     "Magic Earth presents the industry with a technology breakthrough in visualizing and interpreting subsurface formations, as well as in data mining to find undiscovered hydrocarbons," said Edgar Ortiz, president and CEO of Halliburton Energy Services Group. "As a part of our vision to be The Real-Time Knowledge Company, the Energy Services Group is committed to improving the productivity of all upstream processes. Magic Earth's technologies will provide our customers with 3-D visual interpretation solutions required to significantly reduce the time to interpret seismic data. As the stream of data we need to interpret continues to grow, these technology-based productivity enhancements become even more essential."
     Founded in 1999, Magic Earth has established a profitable and growing business. The pending acquisition will expand the Halliburton and Landmark portfolio of industry-leading technologies and services. The combined product

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Halliburton Announces Definitive Agreement to Acquire Magic Earth / Pg. 3

offering will improve value for both companies' customers. While both Landmark and Magic Earth brands will remain separate, Landmark will provide worldwide strategic distribution channels to Magic Earth.
     "Continuous improvement in the speed and accuracy of G&G workflows that support decision-making in the finding and producing of oil and gas has been Landmark's success story," said John Gibson, Landmark's president and CEO. "The acquisition of Magic Earth demonstrates our determination to continue delivering on this promise by developing or acquiring the leading tools in the industry for such workflows. We are preparing for another quantum leap in the volume of data from the emerging digital oil fields or E-fields. Magic Earth, in conjunction with other Landmark offerings, will enable our customers to meet the challenge of managing, browsing, interpreting and making real-time decisions based upon these vast volumes of data. Data mining and visualization are becoming critical in virtually every industry - technologies like this are now being used wherever you need to make rapid visual interpretations of complex data."
     Michael J. Zeitlin, chairman and CEO of Magic Earth, added, "Magic Earth's number one priority is our customers and their need for value-added innovation faster than ever before. To this end, Magic Earth has developed and continues to innovate visualization and interpretation technology that cuts the cycle time of data analysis up to 90 percent with dramatically improved accuracy. The take-up of our technology is unprecedented within the industry, which has positioned us to move even faster in order to help supply the world's demand for energy. With a powerful new partner in Halliburton and Landmark, Magic Earth will further accelerate its rate of innovation and deply better, more fully integrated solutions to a global E&P market in need of this technology."

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Halliburton Announces Definitive Agreement to Acquire Magic Earth / Pg. 4

     Zeitlin will remain president and CEO of Magic Earth.
     Magic Earth, headquartered in Houston, specializes in state-of-the-art volume visualization and interpretation software and solutions, including consultation services for interpretation projects, training and large-screen immersive visualization centers. Magic Earth's R&D offices are located in Houston and Austin, Texas and its Europe, Africa and Middle East subsidiary, Magic Earth Ltd., is based in London. For additional information about Magic Earth, visit the company's Web site at www.magicearth.com.
     Landmark is the leading supplier of integrated E&P technical and economic software solutions, cost-effective Web-based data and application hosting, as well as consulting solutions and services to support decision making in finding, drilling and producing oil and gas. Knowledge-based E&P companies are partnering with Landmark to achieve higher levels of technical-to-business (T2B(TM)) process integration in order to better understand risk management and improve their returns on investment. Visit the Landmark Web site at www.lgc.com for more information.
     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's Web site can be accessed at www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the

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Halliburton Announces Definitive Agreement to Acquire Magic Earth / Pg. 5

company's actual results of operations. Please see Halliburton's Form 10-K for the year ended December 31, 2000 for a more complete discussion of such risks.

                                       ###

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